UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
January 3, 2023

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Pieris Pharmaceuticals, Inc.

File No. 1-37471 - CF #35876

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     Pieris Pharmaceuticals, Inc. submitted an application under Rule 24b-2 requesting extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on August 11, 2017, as amended on April 26, 2018.

     Based on representations by Pieris Pharmaceuticals, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1	through August 11, 2026
Exhibit 10.2	through August 11, 2026
Exhibit 10.3	through March 23, 2025
Exhibit 10.4	through March 23, 2026

     For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Dana Hartz
Chief, Knowledge Management Office